March 31, 2025

Roman Zhezhel
President
Alixo-Yolloo Corp.
Business Center Sunkar
Building 47B, Aktau
130002 Kazakhstan

       Re: Alixo-Yolloo Corp.
           Form 10-K and Form 10-K/A for the Year Ended February 29, 2024 File No. 333-272825
Dear Roman Zhezhel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology